Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

July 17, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Metropolitan West Funds — File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the supplemental oral questions provided on June 27, 2018 by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement filed on April 13, 2018 (the “Registration Statement”). The supplemental questions relate to the proposed series of the Registrant designated as the Metropolitan West Flexible Income Fund (the “Fund”). Although the Fund was removed from the subsequent post-effective amendment to the Registration Statement because of the need to address these supplemental questions, the Registrant plans to resubmit disclosure related to the Fund in a further post-effective amendment.

The Registrant’s responses to those questions are provided below. We have restated in italicized text the substance of those questions to the best of our understanding. The information provided below is based on our discussions with the Registrant and its investment adviser. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated.

1.	Question: It appears that the Fund will invest significantly in CMBS and RMBS in an amount that would be greater than 15% of the Fund’s net assets. Given the liquidity of these investments, please explain in detail how the Fund determined that its proposed investment strategy is appropriate for an open-end fund structure. In that regard, please explain:

a.	how the Fund classifies the liquidity of these investments (please also include CDOs and CLOs, if applicable).

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Liquidity Determination Process and Procedure

In general, the Fund’s policies classify certain specified types of securities (such as U.S. Treasuries) as presumptively liquid and certain other specified types of securities (such as non-agency MBS derivatives) as presumptively illiquid. For all securities other than those specifically designated as liquid or illiquid, a separate liquidity determination at the individual CUSIP level is required. Certain types of CMBS and RMBS that are below investment grade are classified as presumptively illiquid as noted in 1.b. below, but no below investment grade CMBS or RMBS would be classified as presumptively liquid. Accordingly, a CUSIP-level liquidity determination is required to be made for most below investment grade CMBS and RMBS.

The liquidity determination process works as follows: at the time of initial purchase of a security not already held by any of the funds advised by the adviser, the new CUSIP is entered into the system by a trader. The adviser’s data management group then determines whether the security is of a type that is presumptively liquid or illiquid, with input from the investment team, compliance, and/or legal if needed. If the security requires a liquidity determination, the data management group populates a liquidity determination form with data sourced from industry leading vendors, and then sends the form to the trader. The trader makes a liquidity determination based on the applicable factors listed below. A portfolio manager or specialist from the appropriate trading desk – in this case, the non-agency MBS or CMBS desk – reviews and approves the determination. The completed, approved form is returned to the data management group for entry.

Factors for Consideration as Applicable

A security may be classified as liquid only if the trading desk reasonably determines that it can generally be disposed of within seven (7) days for approximately the same value as it is held in the Fund. To make that determination, the desk may consider the following list of factors. This list is not all-inclusive, and not all factors are applicable to all types of securities. The applicable factors from this list would apply to security types including CDO and CLO securities.

•	Size of position

•	Spread between bid and ask

•	Frequency of trades or quotes; ease or difficulty of obtaining a second quote

•	Number of dealers willing to purchase or sell the security (less than two/two or more) or willing to make a market

•	Nature of the security and the marketplace in which it trades

•	Rating of the security or rating changes

•	De-listing of the security

•	Occurrence of corporate events such as bankruptcy or reorganization

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•	Whether the security trades electronically and/or is centrally cleared

•	Whether the security is trading at or close to par

•	Whether the security is in default or trading flat

•	Whether there are any contractual penalties for unwinding a transaction

•	Whether there are contractual restrictions on trading the security

•	Any other information, research or other factors that are reasonably deemed relevant by the desk

Periodic and Event-Driven Review

The liquidity classifications are reviewed by the portfolio risk team monthly.

On a quarterly basis, the portfolio managers provide focused liquidity reporting for review and oversight by the Fund’s Board of Trustees. These quarterly reports include, for each fund, liquidity classification methodology and assumptions, based on a 5-tier classification system, from 1 (most liquid) to 5 (least liquid), historical liquidity percentages, and stress test results assuming widely varying interest rate scenarios. The portfolio managers present these reports to the Board with their analysis and observations, and respond to questions. The adviser will modify these reports to the extent necessary to address the requirements of Rule 22e-4 before the compliance date for that rule.

The portfolio risk team generates daily reports that assist the portfolio managers in monitoring liquidity.

In addition, classifications are reviewed by the adviser’s internal pricing group (consisting of personnel from legal, compliance, mutual fund administration, and fixed income) if there is either a rating decline of six tiers (for example, BB+ to B- if rated by S&P), or a rating decline of three tiers (for example, BB+ to BB- if rated by S&P) in combination with a 10% price drop. The investment team or the risk team may review the liquidity classification of any security more frequently upon receipt of material information, such as a bankruptcy proceeding involving the issuer.

b.	whether any of these investments are considered illiquid for purposes of compliance with the Investment Company Act of 1940, as amended (the “1940 Act”). For each investment type, please explain why or why not that investment type would be considered illiquid.

The Fund classifies non-agency MBS interest-only (“IO”), non-agency MBS principal-only (“PO”) securities, and any other non-agency MBS derivatives as illiquid for the purposes of compliance with the

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1940 Act. With the exception of these types of securities, which the Fund classifies as illiquid based on their historical performance and current analysis, the Fund determines liquidity at the CUSIP level, rather than the security type level, as described above.

2.	Question: If the Fund classifies any of these investment types as liquid, please explain in detail how the Fund determined that the expected investments are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund will value the investments).

If the trading desk determines that any below investment grade CMBS or RMBS cannot be sold within seven (7) days for approximately the same value as it is held in the Fund or that security falls under the definition of illiquid in answer 1.b, that security will be deemed illiquid in the Fund. All other securities within these sectors can be determined to be liquid using the process described above if the available information supports such a determination. A determination that such a security is liquid can be well supported and reasonable based upon TCW’s experience managing and trading these types of securities in different market environments, TCW’s past and on-going research into broader market trading conditions, as well as its firsthand knowledge of the broad availability of independent and recognized third party daily pricing information. The adviser’s answers to questions 3 and 4 below expand on all of these points.

3.	Question: The Registrant’s response should include general market data on the types of investments, and data on the liquidity of the investments that the Fund will hold, including with respect to the following:

a.	whether the Fund will impose any limits as a percentage of net assets with respect to position sizes in each specific type of investment (for CMBS, RMBS, CLOs, CDOs, and any other applicable investment types).

The Fund will impose a 35% limit on below investment grade CMBS and RMBS. Given the portfolio management team’s experience managing and trading below investment grade securitized products, the adviser is confident of the Fund’s ability to meet its redemption obligations, considering the observed liquidity of these investments, the adviser’s risk management regarding CUSIP concentration, and the liquidity the adviser would maintain with the remaining 65% of assets. This limit is also consistent with the upper range of the portfolio team’s historical allocation to below investment grade securitized products in similar open-ended public mutual funds.

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b.	the specific measures the Fund would take if it received a large redemption request.

As previously mentioned, the portfolio management team has extensive experience and expertise in both analyzing and trading below investment grade CMBS and RMBS. In order to explain how the adviser might handle a large redemption request in a fund with exposure of up to 35% in these assets, the adviser believes it is useful to explain how it handled such a situation in the past as well as listing additional measures it can employ.

In December of 2009, the portfolio management team assumed management responsibilities for the TCW Total Return Bond Fund. At that time, the fund’s AUM was $12.02 billion and approximately 28% of the assets were below investment grade RMBS and CMBS. Within one week of assuming management, the fund received $3.9 billion of redemptions and over the first two weeks, the fund incurred $5.23 billion of redemptions or 44% of the AUM two weeks prior to that date. While the data available to the adviser and its in-depth market knowledge support an assessment that today’s market liquidity in below investment grade securitized products is better than late 2009, the adviser was still able to meet all the redemption requests for that fund in an orderly and timely fashion without resorting to additional measures such as borrowing or in-kind redemptions. The adviser’s goal was simple, to treat both exiting and remaining shareholders in an equitable fashion by maintaining a similar portfolio asset allocation when comparing that fund’s pre and post redemption profile. This simply meant selling, to the best of the adviser’s ability, a pro-rata allocation of the asset mix, compared with an alternative approach that would attempt to sell the most liquid assets first which could very well work to the detriment of all remaining shareholders. By the end of December 2009, the redemption activity in that fund had subsided. Notwithstanding that nearly one-half of the AUM of the fund had been liquidated in a mere three weeks, during the traditionally slow December holiday season, and in a market environment that had just recently undergone deep distress in the securitized sector, the adviser had achieved its objective in that situation. The portfolio composition on December 31, 2009 looked much like it had on December 9, 2009 with a NAV movement that had closely tracked that of its peer group. This demonstrated a de minimis amount of transaction costs resulting from the sales of all assets including over $1.0 billion of below investment grade CMBS and RMBS. The fund’s sales of portfolio holdings were a simple combination of traditional multi-participant BWIC’s (bid wanted in competition) as well as some select block trades negotiated with a single counterparty. In the adviser’s view, that approach struck the right balance of competitive bids along with the minimal market disruption that identifying a single buyer can achieve.

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Should the Fund experience a similar situation the adviser would approach it in the same way, starting with the fair and equitable treatment of both exiting and remaining shareholders. In addition to the strategy described above for the large redemption experienced in 2009, the adviser could use other methods to meet the Fund’s redemption obligations. These methods include the use of Rule 17a-7 transfers (should the assets to be sold also be appropriate for other registered funds the adviser manages as well as the purchasing funds having the need for them) and pre-existing bank liquidity lines for the Metropolitan West Funds complex. While the adviser is aware of, and would use if necessary, these two liquidity solutions, the Fund would have set the 35% limit on below investment grade CMBS and RMBS based upon the adviser’s comfort level of selling securities to raise the necessary cash proceeds.

c.	the existence of an active market for the particular instruments, including: number, diversity, and quality of market participants.

TCW participates in a healthy and active below investment grade CMBS and RMBS market. It believes the trading information as it relates to broker-dealer participants is a good indication of both the breadth and depth of these markets. While TCW is one of the larger investors in these sectors, the firm still represents just a small fraction of the overall market which TCW estimates to be over $550 billion. Over the last five years TCW has conducted over 1,700 sale transactions with over 40 different counterparties. No single broker made up more than 20% of sales by count or current face volume, and TCW has conducted more than 100 sales with 5 different counterparties each over this time period and more than 20 sales with 17 different counterparties.

d.	frequency of trades or quotes for the specific anticipated investment types, including daily trade volume.

The counterparty data in answer 3.c is also consistent with broader market trading information TCW has researched. As you can see in the tables below, since 2014 (using Table 2), the median number of daily trades occurring in below investment grade CMBS and RMBS within a calendar year has ranged between 569-756 trades per day with the lowest number of daily trades being 221 occurring one day in 2016. That information can also be expressed in volume, with the median daily trade volume per calendar year ranging from $1.27 billion to $2.03 billion per day and the lowest volume of daily trading occurring one day in 2016 with still $220 million of trades. Below investment grade CMBS and RMBS trading volume has also demonstrated a very low correlation to broader market volatility (see Charts 1 and 2). TCW’s direct trading experience is consistent with the broader market trading and volatility information detailed above and should provide adequate support for the proposed 35% limit.

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Table 1

All Trading Days**

	Daily Trading Volume ($)			Number of Daily Trades
	Min.	Median	Average	Min.	Median	Average
2014	29,929,800	1,947,823,850	2,255,404,056	142	747	761
2015	21,885,100	1,714,594,250	1,841,961,033	125	646	651
2016	16,007,300	1,567,029,400	1,625,181,700	125	582	594
2017	11,754,000	1,237,704,500	1,434,867,606	76	584	594
YTD 2018*	258,125,300	1,244,695,250	1,461,768,975	306	567	604

*	As of June 26, 2018.
**	Excluding days when the bond market was closed per SIFMA holiday recommendation.

Table 2

All Trading Days Excl. Days With Light Volume Due to Holidays***

	# of Trading Days Excluded***	Daily Trading Volume ($)			Number of Daily Trades
		Min.	Median	Average	Min.	Median	Average
2014	10	326,021,000	2,025,920,700	2,321,480,318	341	756	778
2015	10	244,363,100	1,740,065,550	1,899,774,081	270	651	665
2016	10	220,464,200	1,608,269,950	1,679,881,791	221	586	606
2017	10	235,068,500	1,276,163,350	1,476,620,525	266	586	602
YTD 2018*	3	261,778,100	1,270,317,300	1,489,245,834	306	569	608

*	As of June 26, 2018.
**	Excluding days when the bond market was closed per SIFMA holiday recommendation.
***	Excludes the following days known to have very light liquidity for reasons not related to market volatility: (a) days prior to/after major holidays for which SIFMA recommends early close; (b) the trading days falling between Christmas and New Year’s Day, and (c) the first trading day of the year.

Source: FINRA, SIFMA, Nomura, Deutsche Bank, TCW.

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Chart 1

Source: FINRA, Nomura, Deutsche Bank, Bloomberg, TCW

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Chart 2

Source: FINRA, Nomura, Deutsche Bank, Bloomberg, TCW

e.	volatility of trade prices of these investments.

Below investment grade CMBS and RMBS exhibit more trade price volatility than some other spread assets such as investment grade corporate bonds. However, on an absolute basis, the volatility is reasonable given the proposed percent limitation for the Fund and has continued to decline over time as the number of market participants grows and cash flow certainty (particularly with below investment grade RMBS) improves. TCW examined all below investment grade CMBS and RMBS sales (regardless of “round lot” or “odd lot” size) TCW has made since January 1, 2017 where the sold security was priced the prior day by a third party pricing service. Of the 172 sales that met these criteria, only 8% were sold more than 2.5% below the prior day’s price and only 2.3% were sold more than 5.0% below the prior day’s price.

f.	bid/ask spreads for the related investments.

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The bid/ask spreads for these asset classes vary by CUSIP because of many different factors such as interest rate duration, spread duration, and credit enhancement just to name a few. Currently TCW estimates bid/ask spreads to range from 5 to 25 basis points. Of course some securities might fall outside of this range, but TCW’s view is that the large majority of the market would fall within it. In addition, this range has been steadily narrowing over the past three years and is consistent with other below investment grade bond markets.

g.	restrictions on trading or transferring each investment type.

Any security that is subject to legal or contractual restrictions on trading or transfer will generally be subject to legal review at the CUSIP level. The adviser will generally classify any security that is subject to such restrictions as illiquid, unless the adviser’s legal and investment teams reasonably determine that, despite the restrictions, the security could be disposed of within seven days under then-current market conditions at approximately the same value at which it is held in the Fund.

h.	the availability of and the Adviser’s access to information on underlying loans or other assets held by CLOs, CDOs, and non-agency RMBS and CMBS.

The availability of information on assets underlying securitized products is generally quite robust. Information about the collateral is provided at issuance via the prospectus/offering circular and detailed collateral data via a “loan tape” or “Annex A.” TCW has internal systems for loading this data directly from a loan tape or Annex A. Once a transaction closes, TCW loads collateral data via third party systems such as Intex, CoreLogic, and Bloomberg which aggregate and normalize loan data as well as provide monthly updates to the loan balance and collateral performance. TCW loads updated ratings from Moody’s, S&P, and Fitch daily. In addition TCW augments the information it receives for residential loans with borrower credit information from Equifax, and updated property values using data from CoreLogic. Additional commercial loan and property data is collected from rating agency presale and surveillance reports, aggregated market fundamentals and updated financials from CBRE, property publications and research from brokers such as JLL, Marcus & Millichap, and Cushman & Wakefield, and industry publications from Commercial Mortgage Alert (CMA), National Real Estate Investor, Preqin (Real Estate Spotlight), and websites such as TheRealDeal.com. Corporate loan data is updated with pricing, rating, and loan characteristics from Markit, borrower updates via LCD News, and pricing, published financials, and company data from Syndtraks, Intralinks and Debtdomain. Finally, TCW’s credit research group also has access to Covenant Review, which enables TCW to look more closely at the loan terms of a deal.

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i.	how the Fund will be able to appropriately value these investments on a daily basis.

TCW prices fixed-income securities for which market quotations are readily available using independent pricing vendors. The funds managed by TCW and the adviser receive pricing information from independent pricing vendors approved by the applicable Board of Trustees or Directors (the “Board”). The funds also use a benchmark pricing system to the extent vendors’ prices for their securities are either inaccurate (such as when the reported prices are different from recent known market transactions) or are not available from another pricing source. As of market close on June 30, 2018, TCW managed over 650 below investment grade non-agency RMBS and CMBS assets with a total market value of over 4 billion dollars across all TCW and MetWest mutual fund families and UCITS funds. Over 99% of these assets are priced by a leading independent pricing vendor (including IDC, JPM-Pricing Direct, Reuters, BVAL) as part of the daily NAV calculation.

4.	Question: How will the Fund comply with Rule 22e-4 under the 1940 Act? For this purpose, please also state whether the Fund intends to commence operations being out of compliance with Rule 22e-4 and will need to change its portfolio holdings to come into compliance.

TCW expects the Fund will follow the same testing and reporting procedures of the other public funds it manages subject to Rule 22e-4 under the 1940 Act and does not anticipate any special considerations or factors will come into play with regards to liquidity bucketing of the Fund’s holdings. The asset types in question are currently part of TCW’s testing efforts with external vendors and internal modeling teams for liquidity assessment. Looking at a representative subset of all below investment grade RMBS and CMBS TCW manages, a great percentage of these securities meet the definition of highly liquid securities when tested at reasonable price concessions according to third party models. Investment in this segment of the market will not put the Fund in danger of approaching the maximum illiquid concentration.

At the commencement of operations of the Fund, the adviser would not have historical data for the Fund available to assist with establishing various liquidity and other parameters, because the Fund would be new and the liquidity committee will need to establish those parameters based on an analysis of other factors. The adviser does not expect the Fund to be out of compliance with Rule 22e-4 when operations commence.

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5.	Question: If all of these questions are answered sufficiently and the SEC staff is satisfied with those answers:

a.	In the disclosure provided in response to Item 4(b) of Form N-1A, please include in the summary of “Liquidity Risk” that the liquidity of the Fund’s assets may change over time.

b.	In the disclosure provided in response to Item 9, please provide additional liquidity disclosure as it applies to each investment type.

Comment accepted, and disclosure would be revised accordingly.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Metropolitan West Asset Management, LLC